

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Adrian Rawcliffe
Chief Executive Officer
Adaptimmune Therapeutics plc
60 Jubilee Avenue, Milton Park
Abingdon, Oxfordshire OX14 4RX
United Kingdom

> **Re: Adaptimmune Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed April 8, 2022**
> **File No. 333-264208**

Dear Mr. Rawcliffe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences

cc: David S. Bakst, Esq.